Spur Ventures Inc.

Interim Consolidated Financial Statements
Six Months Ended June 30, 2004
(Unaudited)

These interim consolidated financial statements and accompanying notes contained herein have not been reviewed by the Company's auditors.

SPUR VENTURES INC.
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
In Canadian dollars as at	2004	2003
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$18,328,764	$4,965,571
Accounts receivable	314,884	57,601
Inventory	1,341,210	-
Prepaid expenses	144,265	-
Marketable securities	-	98,500
Amount due from joint venture partner (Note 8)	10,204	-
Advance to joint venture - YMC (Note 4)	700,000	200,000
	20,839,327	5,321,672

Fixed assets - net (Note 5)	5,642,048	26,663
Land use right - net (Note 6)	546,933	-
Mineral properties (Note 4)	1,879,211	1,846,045

	$28,907,519	$7,194,380

LIABILITIES
Current
Accounts payable and accrued liabilities	$796,299	$38,616
Other payable	205,980	-
Amount due to joint venture partner (Note 8)	759,784	-
	1,762,063	38,616

Long-term loan (Note 9)	3,240,000	-
Minority interest	1,286,570	-

SHAREHOLDERS' EQUITY
Capital stock (Note 10(a))
Authorized -
100,000,000 Common shares without par value
100,000,000 Preferred shares without par value
Issued -
39,889,328 Common shares (2003: 28,289,328)	27,624,011	11,846,776
Stock options and warrants (Note 10 (b) & (c))	1,755,772	41,680
Cumulative translation adjustment	10,540	-
Deficit	(6,771,437)	(4,732,692)
	22,618,886	7,155,764

	$28,907,519	$7,194,380

APPROVED BY THE DIRECTORS

"Y.B. Ian He"	"Robert Atkinson"
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
In Canadian dollars	2004	2003	2004	2003

Sales	$997,789	$-	$997,789	$-
Cost of sales	876,451	-	876,451	-
Gross profit	121,338	-	121,338	-

Expenses
Consulting fees	60,962	36,182	165,962	70,727
Depreciation and amortization	18,974	-	22,326	-
Interest	63,746	-	63,746	-
Management fees	-	15,333	-	27,833
Office and miscellaneous	65,138	13,906	74,056	25,529
Printing and mailing	24,672	3,787	28,721	4,154
Professional fees	31,235	19,394	43,729	29,220
Rent	12,035	7,582	20,064	13,329
Selling expenses	30,386	-	30,386	-
Stock-based compensation expenses (Note 10(c))	54,143	-	186,377	-
Transfer agent and filing fees	36,868	17,166	41,612	27,689
Travel, advertising and promotion	85,511	2,940	93,299	5,813
Wages and benefits	40,938	-	40,938	-
Write down of marketable securities	-	-	-	4,500
	524,608	116,290	811,216	208,794

Operating loss	(403,270)	(116,290)	(689,878)	(208,794)

Other income
Gain on disposal of marketable securities	-	-	2,333	-
Interest income	7,844	12,325	21,184	12,325
Energy trust income	-	2,375	825	4,750
Other income	65,595	-	65,595	-
Foreign exchange gain	20,569	-	20,648	-
	94,008	14,700	110,585	17,075

Loss before minority interest	(309,262)	(101,590)	(579,293)	(191,719)
Minority interest	9,413	-	9,413	-
Loss for the period	(299,849)	(101,590)	(569,880)	(191,719)

Deficit, Beginning of period as previously reported	(6,471,588)	(3,512,767)	(4,732,692)	(3,422,638)
Stock-based compensation expenses (Note 3)	-	-	(1,468,865)	-
Deficit, Beginning of period, restated	(6,471,588)	(3,512,767)	(6,201,557)	(3,422,638)

Deficit, End of period	$(6,771,437)	$(3,614,357)	$(6,771,437)	$(3,614,357)

Basic and diluted loss per common share	$(0.01)	$(0.00)	$(0.02)	$(0.01)

Weighted average number of common shares
outstanding	29,977,240	20,366,910	29,388,724	19,164,798

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
In Canadian dollars	2004	2003	2004	2003

Cash flows from operating activities
Cash received from customers	$974,071	$-	$974,071	$-
Energy trust income received	-	2,375	825	4,750
Interest received	31,157	-	59,968	-
Other income received	65,595	-	65,595	-
Interest paid	(38,337)	(297)	(38,337)	(748)
Cash paid to suppliers and employees	(1,699,235)	(212,534)	(1,837,285)	(221,252)
	(666,749)	(210,456)	(775,163)	(217,250)

Cash flows from investing activities
Feasibility study, project development	(24,202)	(35,414)	(33,166)	(56,746)
Additions to fixed assets	(663,851)	-	(663,851)	-
Additions to land use rights	-	-	-	-
Purchase of short-term investment	-	(930,000)	-	(1,930,000)
Advance to joint venture - YMC	-	-	(500,000)	-
Acquisition of YSC, net of cash acquired	1,086,279	-	(572,255)	-
	398,226	(965,414)	(1,769,272)	(1,986,746)

Cash flows from financing activities
Share subscriptions received, net	15,446,084	898,800	15,836,084	2,366,300
Amount due to joint venture partner	13,959	-	13,959	-
Proceeds from disposal of marketable securities	-	-	100,833	-
	15,460,043	898,800	15,950,876	2,366,300

Effect of exchange rate changes on cash	(43,248)	-	(43,248)	-

Increase (Decrease) in cash and cash equivalents	15,148,272	(277,070)	13,363,193	162,304

Cash and cash equivalents (Overdraft), beginning of period	3,180,492	425,283	4,965,571	(14,091)

Cash and cash equivalents, end of period	$18,328,764	$148,213	$18,328,764	$148,213

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

1.	Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These interim consolidated financial statements do not include all disclos ures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003.

The same accounting policies, as disclosed in the audited financial statements, included in the Company's latest annual report have been used, except as described in Note 2 and 3.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

The unaudited consolidated financial statements include Spur Ventures Inc. ("the Company"), its 72.18% owned joint venture company, Yichang Spur Chemicals Ltd. ("YSC"), since the date of acquisition and its wholly owned subsidiaries, Spur Chemicals (BVI) Inc. and International Phosphate Mining Corporation (International Phosphate). All significant inter-company transactions and accounts have been eliminated.

2.	Significant Accounting Policies

(a) Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight- line method at the following rates calculated to amortize the cost of the assets less their residual values over their estimated useful lives:

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

2.	Significant Accounting Policies (Continued)

(a) Fixed Assets (Continued)

Building, less 3% residual value	4.85%
Machinery and equipment, less 3% residual value	8.08% - 9.70%
Motor vehicle, less 3% residual value	19.40%
Office equipment and furniture, less 3% residual value	19.40%

(b) Land Use Right

The Land use right is for 50 years. It is amortized on a straight line basis over the initial term of YSC business license of 30 years.

(c) Foreign currency translations

The consolidated financial statements are presented in Canadian Dollars and the functional currency of YSC is Chinese Yuan Renminbi (RMB). The assets and liabilities of YSC are translated into Canadian dollars at period end exchange rates and resulting translation adjustments are reflected as a separate component of stockholders' equity. Revenues and expenses of YSC are translated at exchange rates ruling at the translation dates and transaction gains or losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, are included in the income statement as incurred.

3.

Change of Accounting Policy

Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants Standard 3870 which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

3.	Change of Accounting Policy (Continued)

Accordingly, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $1,468,865, and an increase of $94,600 to share capital and $1,374,265 to stock options.

4.	Mineral Properties

Yichang Phosphate Project

YMC

Exploration and development costs
Balance, December 31, 2003	$1,846,045
General and administration	844
Consulting	25,250
Travel	7,072
Balance, June 30, 2004	$1,879,211

The Company has been involved in the Yichang Phosphate Project since 1996. The Company has set up a joint venture company, Yichang Maple Leaf Chemicals Ltd. ("YMC"), with a Chinese partner to undertake the development of the Yichang Phosphate Project. The original development plan for YMC included the construction of a greenfields integrated chemical facility and associated infrastructure, plus the development of the Dianziping and Shukongping phosphate deposits (the "Phosphate Deposits") to provide a captive source of phosphate for fertilizer production. Under the original joint venture terms the Company was to take a 90% interest in YMC by developing and financing an integrated phosphate mine and fertilizer facility with the Chinese partner holding a 10% stake. This joint venture has been renegotiated because, as set out below, the Company has acquired an interest in an existing fertilizer facility, and under a new development plan to improve and expand the existing plant.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

4.

Mineral Properties (Continued)

Yichang Phosphate Project (Continued)

On April 20, 2004, the Company acquired a 72.18% controlling interest in a joint venture company, Yichang Spur Chemicals Ltd. ("YSC"), that owns a 100,000 tonnes per year (tpa) fertilizer facility in the City of Yichang, Hubei Province. The Company made a contribution of $3,351,934 (US$2.5 million) to YSC to acquire its interest. These funds are to be applied to finance the construction of a 60,000 tpa phosphoric acid plant. The Company has agreed to undertake an expansion of the existing fertilizer facility from 100,000 to 300,000 tpa. The estimated cost of this expansion is US$8.2 million, based on a preliminary scoping study prepared for the Company by the Nanjing Chemical Industrial Design Institute. The Company also has agreed to pay interest on the existing debt of one of its partners for 5 years of US$128,307 per year. However, the Company has no obligation to the repayment of debt of its partner.

Since a fertilizer plant has been acquired and expanded under YSC, the terms of the original YMC joint venture were re-negotiated. The remaining principal assets of YMC are therefore the Phosphate Deposits and the associated mine development. Due to the need to maintain the nature and scope of the YMC joint venture contract consistent with previous government approvals, the Company agreed that the development of the Phosphate Deposits and any expansion beyond 300,000 tonnes in annual capacity of the fertilizer plant, be undertaken under the YMC joint venture.

Under the new terms of the YMC joint venture, the Company is required to make a US$3,834,000 capital contribution into YMC within three months of receipt of Chinese government approval for the restructuring. This amount represents the estimated cost of commissioning a mining facility capable of producing sufficient phosphate rock to supply at least a 100,000 tpa NPK fertilizer facility. The Company has already advanced $700,000 of this amount for costs associated with the issue of the mining license, engineering and design work.

The total investment to be made by the Company in YMC is US$25,561,000 million over 5 years, of which only the initial US$3,834,000 is a firm commitment. The balance of the US$25,561,000 is to be invested over five years on a best efforts basis, as follows:

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

4.	Mineral Properties (Continued)

Yichang Phosphate Project (Continued)

	1.	a cumulative total of US$8,946,000 within two years of receipt of approval for the restructured agreement;

	2.	a cumulative total of US$16,614,000 within four years;

	3.	the balance of US$25,561,000 within five years.

The US$25,561,000 represents the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1 million tpa, estimated at US$93 million. The cost of mine development to supply a 1.2 million tpa mining rate is estimated at USD$29.8 million, including the value of Chinese partner's contribution of the deposit, working capital and contingencies over the 5 year development period. The estimated capital cost of expanding the fertilizer plant from 300,000 tpa capacity to 1million tpa is approximately US$49.8 million, plus working capital, contingencies and capitalized interest during construction over the next 5 years for a total of US$63.1 million. The balance above the equity to be contributed by the Company is anticipated to be financed though debt and cash flow.

The Company's interest in YMC has accordingly been adjusted to 78.72%, with the Chinese joint venture partner holding 21.28% .

As of June 30, 2004, YMC has not received the final regulatory approval in China on the changes in terms of the joint venture and thus YMC was not included in the consolidation. The $700,000 initial contribution made by the Company to YMC is regarded as an advance to YMC and will be applied as part of the contributed capital of YMC.

During the six months ended June 30, 2004, the Company incurred exploration and development costs of $33,166 in relation to the YMC joint venture. As of June 30, 2004, the Company has capitalized exploration and development expenses of $1,879,211 in relation to the YMC joint venture.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

5.	Fixed Assets

					December 31,
		June 30, 2004			2003
			Accumulated	Net book	Net book
		Cost	depreciation	value	value

	Building	$1,842,864	$22,234	$1,820,630	$-
	Construction in progress	1,046,264	-	1,046,264	-
	Machinery and equipment	2,643,947	65,316	2,578,631	-
	Motor vehicle	49,017	2,515	46,502	-
	Office equipment and furniture	55,896	5,841	50,055	10,081
	Leasehold improvement	108,616	8,650	99,966	16,582
		$5,746,604	$104,556	$5,642,048	$26,663

6.	Land Use Rights

					December 31,
		June 30, 2004			2003
			Accumulated	Net book	Net book
		Cost	depreciation	value	value

	Land use rights	$551,529	$4,596	$546,933	$-

Land use rights refer to the ability of the Company to operate a fertilizer and phosphoric acid facility on the Yidu property for a period of 50 years. This land use right is provided by the municipal government.

7.

Acquisition of YSC

As the Company acquired a 72.18% controlling interest in YSC on April 20, 2004 (see Note 4), this acquisition has been accounted for using the purchase method and results of operations have been consolidated since the date of acquisition.

The following table summarizes the purchase price allocation based on preliminary estimates of the fair values of the assets acquired and liabilities assumed; appraisals and valuations are being conducted and final allocation will be made upon completion:

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

7.	Acquisition of YSC (Continued)

	Cash and short-term deposits	$2,779,623
	Accounts receivable	259,550
	Sundry receivables	22,125
	Prepaid expenses	479,576
	Due from related parties	8,068
	Inventory	831,685
	Fixed assets	4,935,548
	Land use right	538,933
	Accounts payable and accrued liabilities	(979,781)
	Other payables	(323,679)
	Long term loan	(3,166,000)
	Due to related parties	(743,689)
		4,641,959
	Less : minority interest	(1,290,025)
	Cash paid by the Company	$3,351,934

8.	Amount due from / to Joint Venture Partner

The amount due from the joint venture partner, Yichang Phosphorous Chemical Industries Group Co., RMB4,370,508, has no specific repayment terms.

The amount due by YSC to the joint venture partner, Yichang Phosphorous Chemical Industries Group Co. , included RMB4,370,508 ($708,022) bearing interest at an annual rate of 9.6% maturing on January 17, 2005. According to the terms of the acquisition agreement, Spur Ventures Inc. has no obligation or guarantee on the repayment of this amount by its subsidiary.

9.	Long -Term Loans

The Company has three long term loans totaling RMB20,000,000 ($3,240,000) (December 31, 2003: $nil) from a local Chinese bank maturing on March 29, 2007. Interest is payable on a monthly basis and the interest rates are as follows:

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

9.	Long -Term Loans (Continued)

	Principal Amount		Annual interest
	RMB	CND	rate

	$5,000,000	$810,000	5.49%
	12,000,000	1,944,000	5.31%
	3,000,000	486,000	5.31%
	$20,000,000	$3,240,000

10.	Capital Stock, Warrants and Options

	(a)	Capital Stock

	(i)	Authorized

Unlimited common shares without par value

Unlimited preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

(ii)	Issued and outstanding
		Number of
		common shares	Amount

	Balance, December 31, 2003	28,289,328	$11,846,776
	Issued for exercise of warrants	400,000	240,000
	Issued for exercise of options	200,000	150,000
	Issued for cash under private placement	11,000,000	15,446,085
	Fair value of warrants issued to brokers for
	private placement services	-	(224,400)
	Reallocation from stock options and warrants account
	- prior year	-	94,600
	- current period	-	70,950
	Balance, June 30, 2004	39,889,328	$27,624,011

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

10.	Capital Stock, Warrants and Options (Continued)

(a)

Capital Stock (Continued)

On June 22, 2004, the Company completed a brokered private placement of 11 million units at a price of $1.50 per unit, each unit comprised of one common share and one-half share purchase warrant exercisable for two years at $1.50 per share. The securities issued are subject to hold periods expiring October 23, 2004. Commissions of $990,000, direct cost of $63,915 and 330,000 share purchase warrants with a value of $224,400 were incurred.

	(b)	Warrants The following is a summary of warrants transactions during the six-month period ended June 30, 2004:

		Weighted
		average
	Number of	exercise
	warrants	price

Balance, December 31, 2003	700,000	$0.81
Warrants exercised	(400,000)	0.60
Issued for cash on private placement	5,500,000	1.50
Issued for broker commission on private placement	330,000	1.50
Balance, June 30, 2004	6,130,000	1.48

330,000 share purchase warrants were granted to the agent as part of the consideration of arranging the private placement closed on June 22, 2004. These warrants are exercisable until June 23, 2006 at a price of $1.50 per share. A fair value of $224,400 has been recorded as cost of the private placement, which is estimated on the date of grant using the Black-Scholes option pricing model with the assumptions for grants as follows:

Risk free interest rate	3.36%
Expected life	2 years
Expected volatility	81%
Dividend per share	$ Nil

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

10.	Capital Stock, Warrants and Options (Continued)

	(b)	Warrants (Continued) The following table summarizes information about warrants outstanding at June 30, 2004:

Number of warrants	Exercise price	Expiry date

300,000	$1.10	July 15, 2005
5,830,000	1.50	June 23, 2006
6,130,000

(c)	Stock Options The following is a summary of stock option transactions during the six-month period ended June 30, 2004:

		Weighted
		average
	Options	exercise
	outstanding	price

Balance, December 31, 2003	3,885,000	$0.77
Exercised	(200,000)	0.75
Balance, June 30, 2004	3,685,000	$0.77

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

10.	Capital Stock, Warrants and Options (Continued)

	(c)	Stock Options (Continued) The following table summarizes information about stock options outstanding at June 30, 2004:

	Exercise
Number of options	price	Expiry Date

700,000	0.90	June 19, 2006
2,200,000	0.60	May 6, 2008
635,000	1.20	June 19, 2008
100,000	0.90	October 18, 2005
50,000	0.90	November 19, 2006
3,685,000

During the six months ended June 30, 2004, compensation expense of $186,377 was recognized for options previously granted and vesting over time using the Black-Scholes option pricing model with the assumptions disclosed in the annual audited consolidated financial statements.

11.

Related Party Transactions

During the three-month period ended June 30, 2004, the Company paid consulting fees of $124,462 (2003: $21,192) to a director and 4 companies controlled by directors (2003: 1). The Company also paid consulting fees of $2,000 (2003: $nil) to a company controlled by an officer. The Company paid management fees of $nil (2003: $15,333) to a company controlled by a director and legal fees of $14,639 (2003: $nil) to an officer.

During the six-month period ended June 30, 2004, the Company paid consulting fees of $206,462 (2003: $40,727) to a director and 4 companies controlled by directors (2003: 1). The Company also paid consulting fees of $17,500 (2003: $nil) to a company controlled by an officer. The Company paid management fees of $nil (2003: $27,833) to a company controlled by a director and legal fees of $14,639 (2003: $nil) to an officer.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)

11.

Related Party Transactions (Continued)

For both periods, the increase in consulting fees is due to the acquisition of YSC and the renegotiation of the YMC joint venture and the engagement of additional officers and directors as the Company expands towards its objectives.

12.

Segmented Information

Management considers production of phosphate fertilizers with related mining activities in China to be the Company's principal activity. All of the expenditures incurred in China in respect of this activity to date have been capitalized.

			June 30, 2004

	Canada	China	Consolidated

Current assets	$17,367,873	$3,471,454	$20,839,327
Fixed assets - net	68,715	5,573,333	5,642,048
Mineral properties	-	1,879,211	1,879,211
Total assets	$17,436,588	$10,923,998	$28,360,586

			December 31, 2003

	Canada	China	Consolidated

Current assets	$5,321,672	$-	$5,321,672
Fixed assets - net	26,663	-	26,663
Mineral properties	-	1,846,045	1,846,045
Total assets	$5,348,335	$1,846,045	$7,194,380

13.	Subsequent Event On July 23, 2004, the Company granted 1,650,000 stock options to directors and officers of the Company at $1.50 each expiring on July 23, 2009.